DOLLY VARDEN SILVER CORPORATION

via SEDAR+	June 24, 2025

British Columbia Securities Commission
Alberta Securities Commission

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE: Dolly Varden Silver Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of shareholders of Dolly Varden Silver Corporation (the "Company") held on June 24, 2025 in Vancouver, British Columbia are set out below. Each of the matters set out below is described in greater detail in the Company's management information circular dated May 22, 2025 (the "Circular").

1. Election of Directors

Each of the six director nominees listed in the Circular were elected as a director of the Company until the next annual general meeting of shareholders or until their successor is elected or appointed. The result of the votes cast are set out below:

Nominee	Votes For	Votes Withheld
Shawn Khunkhun	29,812,197 (96.53%)	1,071,837 (3.47%)
James Sabala	26,981,526 (87.36%)	3,902,508 (12.64%)
Darren Devine	24,584,692 (79.60%)	6,301,343 (20.40%)
Robert McLeod	30,464,736 (98.64%)	419,298 (1.36%)
Forrester (Tim) Clark	30,823,068 (99.80%)	60,967 (0.20%)
Michael Henrichsen	28,179,171 (91.24%)	2,704,864 (8.76%)

2. Appointment of Auditors

Davidson & Company LLP, Chartered Accountants, was reappointed as the auditors of the Company until the next annual meeting of shareholders and the board of directors of the Company was authorized to fix the remuneration of the auditors. The results of the votes cast are set out below:

Votes For	Votes Withheld
34,986,156 (99.75%)	86,488 (0.25%)

3. Adoption of New Omnibus Equity Incentive Plan

The new omnibus equity incentive plan of the Company (the "New Incentive Plan"), originally adopted by the board of directors of the Company on May 22, 2025, and the reservation of common shares of the Company from treasury for issuance under the New Incentive Plan was ratified, confirmed and approved. The results of the votes cast are set out below:

Votes For	Votes Against
30,559,408 (98.95%)	324.626 (1.05%)

DOLLY VARDEN SILVER CORPORATION

By:	"Ann Fehr"
Name: Ann Fehr
Title: Chief Financial Officer